Exhibit 99.1

China SXT Pharmaceuticals, Inc. Announces Pricing of a $15 Million PIPE Financing

TAIZHOU, China, April 17, 2019 /PRNewswire/ -- China SXT Pharmaceuticals, Inc. (SXTC) (“China SXT” or the “Company”), a specialty pharmaceutical company focusing on the research, development, manufacture, marketing and sales of Traditional Chinese Medicine Pieces (“TCMPs”), today announced that it entered into securities purchase agreements and other ancillary agreements with certain institutional investors pursuant to which China SXT will sell (1) Senior Convertible Notes in the aggregate principal amount of $15 million (each, a “Note” and collectively, the “Notes”), consisting of (i) a Series A Note in the principal amount of $10 million, and (ii) a Series B Note in the principal amount of $5 million and (2) Series A and Series B warrants (the “Warrants”) to purchase such amount of shares of the Company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Notes, exercisable for a period of four years at an exercise price of $8.38, for consideration consisting of (i) a cash payment of $10,000,000, and (ii) a secured promissory note payable by the Investors to the Company (the “Investor Note”) in the principal amount of $5 million. The private placement is subject to customary closing conditions and is expected to close during this April.

FT Global Capital, Inc. served as the exclusive placement agent for the transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The securities sold in the private placement have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements. China SXT has agreed to file a registration statement with the Commission covering the resale of the ordinary shares sold in the private placement, including the ordinary shares issuable upon conversion of the Notes and exercise of the Warrants.

About China SXT Pharmaceuticals, Inc.

Founded in 2005 and headquartered in Taizhou City, Jiangsu Province, China, China SXT Pharmaceuticals, Inc. is an innovative pharmaceutical company focusing on the research, development, manufacture, marketing and sales of traditional Chinese medicine pieces, which is a type of Traditional Chinese Medicine that has been processed to be ready for use. For more information, please visit www.sxtchina.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company's statements regarding the closing of the proposed private placement are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; the growth of the pharmaceutical market, particularly the Traditional Chinese Medicine Pieces (“TCMPs”) market, in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Alex Shi, CFO

Email: ir@sxtchina.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692